TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12.

M&T Bank Corporation

(Name of Registrant as Specified in its Charter)

Not Applicable

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies:
Not applicable.

(2) Aggregate number of securities to which transaction applies:

Not applicable.

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:
Not applicable.

(4) Proposed maximum aggregate value of transaction:
Not applicable.

(5) Total fee paid:
Not applicable.

[ ] Fee paid previously with preliminary materials.

[ ]Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount Previously Paid:
Not applicable.

(2) Form, Schedule or Registration Statement No.:
Not applicable.

(3) Filing Party:
Not applicable.

(4) Date Filed:
Not applicable.

M&T BANK CORPORATION
One M&T Plaza
Buffalo, New York 14203

Notice of 2000 Annual Meeting of Stockholders
and
Proxy Statement

M&T BANK CORPORATION

One M&T Plaza Buffalo, New York 14203

March 10, 2000

Dear Stockholder,

You are cordially invited to attend the 2000 annual meeting of stockholders of M&T Bank Corporation. Our annual meeting will be held on the 10th floor of One M&T Plaza in Buffalo, New York on Tuesday, April 18, 2000 at 11:00 a.m.

Stockholders will be asked to elect 22 directors. Information about the nominees for director can be found in the attached proxy statement.

Whether or not you presently plan to attend the meeting, please indicate your vote by using the enclosed proxy card or by voting by telephone. You may withdraw your proxy if you attend the meeting and wish to vote in person.

We urge you to vote for the election of all 22 nominees.

/s/ ROBERT J. BENNETT

ROBERT J. BENNETT
Chairman of the Board

/s/ ROBERT G. WILMERS

ROBERT G. WILMERS
President and Chief Executive Officer

YOUR VOTE IS IMPORTANT

It is important that your shares be represented and voted at the Annual Meeting of Stockholders. Stockholders whose shares are held in registered form have a choice of using a traditional proxy card or voting by telephone. Stockholders whose shares are held in the name of a broker, bank or other holder of record must vote using the form of proxy sent by the nominee. Check your proxy card or the information forwarded by your broker, bank or other holder of record to see which options are available to you. Any stockholder present at the meeting may withdraw his or her proxy and vote personally on each matter brought before the meeting.

ELIMINATE DUPLICATE MAILINGS

M&T Bank Corporation currently provides annual and quarterly reports to stockholders who receive proxy statements. If you are a stockholder of record and have more than one account in your name or the same address as other stockholders of record, you may authorize M&T Bank Corporation to discontinue mailings of multiple annual and quarterly reports. To discontinue duplicate mailings, mark the appropriate box on each proxy card for each stockholder account that you do **not** wish to receive annual and quarterly reports.

M&T BANK CORPORATION

One M&T Plaza Buffalo, New York 14203

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TIME	11:00 a.m., local time, on Tuesday, April 18, 2000.
PLACE	One M&T Plaza 10th Floor Buffalo, New York 14203
ITEMS OF BUSINESS	(1) To elect 22 directors for a term of one (1) year and until their successors have been elected and qualified. (2) To transact such other business as may properly come before the meeting and any adjournments thereof.
RECORD DATE	Holders of the Common Stock of record at 5:00 p.m. on March 1, 2000 are entitled to vote at the meeting.
VOTING	It is important that your shares be represented and voted at the meeting. You can vote your shares by proxy by using one of the following methods: Mark, sign, date and promptly return the enclosed proxy card in the postage-paid envelope furnished for that purpose, **or** vote by telephone using the instructions on the enclosed proxy card. Any proxy may be revoked in the manner described in the accompanying Proxy Statement at any time prior to its exercise at the Annual Meeting of Stockholders. Any stockholder present at the meeting may withdraw his or her proxy and vote personally on each matter brought before the meeting.

March 10, 2000

/s/ MARIE KING
MARIE KING
Corporate Secretary

Table of Contents

M&T BANK CORPORATION

PROXY STATEMENT

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of M&T Bank Corporation of proxies in the accompanying form for use at the 2000 Annual Meeting of Stockholders or any adjournment or adjournments thereof.

The proxies designated on the form, or any one of them, may exercise all the powers of said proxies and each shall have the power to appoint a substitute to act in his place.

The Annual Meeting of Stockholders of M&T Bank Corporation will be held on the 10th floor of One M&T Plaza in Buffalo, New York on Tuesday, April 18, 2000, at 11:00 a.m., local time.

M&T Bank Corporation’s mailing address is One M&T Plaza, Buffalo, New York 14203, and its telephone number is (716) 842-5445.

This Proxy Statement and the accompanying form of proxy are first being sent to stockholders on or about March 10, 2000. A copy of M&T Bank Corporation’s Annual Report for 1999, including financial statements, accompanies this Proxy Statement but is not part of the proxy solicitation materials.

VOTING RIGHTS

Stockholders of record at 5:00 p.m., Eastern Standard Time, on March 1, 2000 are entitled to vote at the Annual Meeting. At that time M&T Bank Corporation had outstanding 7,677,281 shares of common stock, $5 par value per share (“Common Stock”). Each share of Common Stock is entitled to one vote.

Shares may not be voted at the meeting unless the owner is present or represented by proxy. A stockholder can be represented through the return of a physical proxy or by utilizing the telephone voting procedures. The telephone voting procedures are designed to authenticate stockholders by use of a control number and to allow stockholders to confirm that their instructions have been properly recorded. The method by which you vote will in no way limit your right to vote at the Annual Meeting if you later decide to attend in person. A stockholder giving a proxy may revoke it at any time before it is exercised by giving written notice of such revocation or by delivering a later dated proxy, in either case to Marie King, Corporate Secretary, at the address set forth above, or by the vote of the stockholder in person at the Annual Meeting.

Proxies will be voted in accordance with the stockholder's direction, if any. Unless otherwise directed, proxies will be voted in favor of the election as directors of the persons named under the caption "NOMINEES FOR DIRECTOR."

The vote of a plurality of the shares of Common Stock present or represented at the meeting is required for the election of directors, assuming a quorum is present or represented at the meeting. The presence in person or by proxy of the holders of a majority of the outstanding Common Stock will constitute a quorum for the transaction of business at the meeting. Broker non-votes will be counted as being present or represented at the meeting for purposes of establishing a quorum, but they will not constitute a vote cast for purposes of determining the outcome of the vote for the election of directors or any other matters that may come before the meeting that require stockholder action.

PRINCIPAL BENEFICIAL OWNERS OF SHARES

The following table sets forth certain information with respect to all persons or groups known by M&T Bank Corporation to be the beneficial owners of more than 5% of its outstanding Common Stock as of March 1, 2000.

Name and address of beneficial owner		Number of shares	Percent of class
A group comprised of:			
Argali [BVI] Limited	P.O. Box 71 Craigmuir Chambers Rd. Town Tortola, British Virgin Islands	30,200	less than 1%
Hofin Anstalt	P.O. Box 83 Vaduz, Liechtenstein	310,049	4.04%
Rem Foundation	Allgemeines Treuunternehmen Postfach 34 722, FL 9490 Vaduz, Liechtenstein	451,320	5.88%
Roche Foundation	One M&T Plaza, 19th floor Buffalo, NY 14203	10,000	less than 1%
West Ferry Foundation	One M&T Plaza, 19th floor Buffalo, NY 14203	21,000	less than 1%
Elisabeth Roche Wilmers	One M&T Plaza, 19th floor Buffalo, NY 14203	50,261	less than 1%
Robert G. Wilmers	One M&T Plaza, 19th floor Buffalo, NY 14203	593,589	7.61%
Total for group		1,435,419(1)	18.41%

Name and address of beneficial owner		Number of shares	Percent of class
Berkshire Hathaway Inc.	1440 Kiewit Plaza Omaha, NE 68131	510,310(2)	6.65%

(1) The members of this group have jointly filed with the Securities and Exchange Commission ("SEC") a Schedule 13D, as amended, indicating that they constitute a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Each member of the group has indicated in such amended Schedule 13D or otherwise advised M&T Bank Corporation that such member has sole voting and dispositive power with respect to the shares indicated opposite such member's name in the table. Robert G. Wilmers, President and Chief Executive Officer of M&T Bank Corporation, is the trustee of the West Ferry Foundation, a charitable trust formed by him, and, as trustee, he holds sole voting and dispositive power over the shares which it owns. Mr. Wilmers is also the sole director and the president of the Roche Foundation, and he holds sole voting and dispositive power over the shares held by it. As to Mr. Wilmers, the shares indicated in the table include the shares owned by the West Ferry Foundation, the shares owned by the Roche Foundation, 40,000 shares owned by a limited liability company of which he is sole stockholder and managing member, and 119,800 shares subject to options granted under the Stock Option Plan which are currently exercisable or are exercisable within 60 days after March 1, 2000 and which were deemed to be outstanding for purposes of calculating the percentage of outstanding shares beneficially owned by Mr. Wilmers and the group. See also the footnotes applicable to Mr. Wilmers in the table set forth under the caption "STOCK OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS." Hofin Anstalt is a corporation controlled by Jorge G. Pereira, a director and vice chairman of the Board of Directors of M&T Bank Corporation. The shares indicated for Hofin Anstalt include shares held by its wholly owned subsidiaries and shares owned by Mr. Pereira through his participation in the M&T Bank Corporation Directors' Stock Plan.

(2) Warren E. Buffett, Berkshire Hathaway Inc., National Indemnity Company and OBH, Inc. have jointly filed with the SEC a Schedule 13G, as amended, reporting that they are the beneficial owners of in excess of 5% of the outstanding shares of Common Stock and that they have shared voting and dispositive power with respect to the indicated shares.

ELECTION OF DIRECTORS

Shares represented by properly executed proxies will be voted, unless such authority is withheld, for the election as directors of M&T Bank Corporation of the following twenty-two (22) persons, to hold office until the 2001 Annual Meeting of Stockholders and until their successors have been elected and qualified. Each of the nominees listed below was elected at the 1999 Annual Meeting of Stockholders, except for Ms. Whitman, who became a director on May 18, 1999, and Messrs. Carballada and Falcone, each of whom became a director on June 1, 1999 upon M&T Bank Corporation's acquisition of FNB Rochester Corp. If any nominee for any reason should become unavailable for election or if a vacancy should occur before the

election, it is intended that the shares represented by the proxies will be voted for such other person as M&T Bank Corporation's management shall designate.

The principal occupation of each of the nominees for the last five years was substantially the same as is listed below. The information with respect to the nominees is as of March 1, 2000 and includes their affiliations with M&T Bank Corporation's subsidiary banks, Manufacturers and Traders Trust Company ("M&T Bank") and M&T Bank, National Association ("M&T Bank, N.A."), and with M&T Bank Corporation's other subsidiaries.

NOMINEES FOR DIRECTOR

WILLIAM F. ALLYN is 64, is a member of the Audit Committee and has been a director since 1998.

Mr. Allyn is president of Welch Allyn Ventures, LLC, a manufacturer of medical instruments. He is a director of M&T Bank and a member of its Examining Committee. Mr. Allyn is a director of Niagara Mohawk Power Corporation and Oneida Limited, Inc. He is a trustee of Syracuse University and an overseer of the Thayer School of Engineering at Dartmouth College. Mr. Allyn is a board member and vice chairman of the Business Council of New York, and is past chairman of the Manufacturers Association of Central New York.

BRENT D. BAIRD is 61, is a member of the Executive and Compensation Committees and has been a director since 1983.

Mr. Baird is a private investor. Prior to 1992, he was a limited partner of Trubee, Collins & Co., Inc., a member firm of the New York Stock Exchange, Inc. Mr. Baird is a director of M&T Bank and a member of its Executive, Trust and Investment, Nomination, and Community Reinvestment Act Committees. He is a director of M&T Financial Corporation and a member of M&T Bank's Directors Advisory Council-New York City Division. Mr. Baird is chairman of the board of directors of First Carolina Investors, Inc. and president of Citizens Growth Properties, both of which are engaged in the real estate business. He is also president and a director of Merchants Group, Inc. and a director of Todd Shipyards Corporation, Exolon-ESK Company, Ecology and Environment, Inc., Marine Transport Corporation and Allied Healthcare Products, Inc.

JOHN H. BENISCH is 64 and has been a director since 1988.

Mr. Benisch is a founder and limited principal of Colliers ABR, Inc., a real estate firm based in New York City which is engaged in leasing, management and consulting services. Colliers ABR, Inc. is also an owner/member of Colliers International Property Consultants, which has regional offices throughout the United States and internationally. He is a member of M&T Bank's Directors Advisory Council-New York City Division and a member of its Community Reinvestment Act Committee. Mr. Benisch is a member of

The Real Estate Board of New York, Inc. He is also an honorary trustee of St. Mary's Hospital for Children, Bayside, New York, and is a member of The Salvation Army of Greater New York Advisory Board.

ROBERT J. BENNETT is 58 and has been a director since 1998. He is chairman of the board of M&T Bank Corporation and a member of its Executive Committee.

Mr. Bennett is a vice chairman of the board and a director of M&T Bank and a member of its Executive and Trust and Investment Committees, and a director of M&T Bank, N.A. He is chairman of M&T Bank's Directors Advisory Council-Syracuse Division. Mr. Bennett assumed his positions with M&T Bank Corporation and M&T Bank upon M&T Bank Corporation's acquisition of ONBANCorp, Inc. on April 1, 1998. From May 1989 through March 31, 1998, he served as chairman of the board, president and chief executive officer of ONBANCorp, Inc. and its main bank subsidiary, and from September 1, 1993 through March 31, 1998 as a director of Franklin First Savings Bank, a subsidiary of ONBANCorp, Inc. Mr. Bennett is a director of Health Alliance of CNY, Inc., Farmers and Traders Life Insurance Company, Welch Allyn, Inc., Welch Allyn Data Collection, Inc., The Pietrafesa Corporation, LeMoyne College and Statewide Zone Capital Corporation, and is a director and chairman of the board of Crouse Hospital and a director and chairman of the board of Community General Hospital.

C. ANGELA BONTEMPO is 59, is the chairman of the Audit Committee and has been a director since 1991.

Ms. Bontempo is the president and chief executive officer of Bryant & Stratton Business Institute, Inc., a business college. From 1994 through 1998, she served as senior vice president and executive director of the Roswell Park Cancer Institute. She is a director of M&T Bank and the chairman of its Examining Committee. Ms. Bontempo is also a member of the advisory board of Ciminelli Development Company, Inc. and the Dean's Advisory Council of the School of Management of the State University of New York at Buffalo, and a director of the American Automobile Association, Western and Central New York.

ROBERT T. BRADY is 59, is a member of the Compensation Committee and has been a director since 1994.

Mr. Brady is chairman of the board and chief executive officer of directors of Moog Inc., a manufacturer of control systems and components for aircraft, satellites and automated machinery. He is a director of M&T Bank. Mr. Brady is a director of Seneca Foods Corporation, Acme Electric Corporation, National Fuel Gas Company and Astronics Corporation. He is also vice chairman of the board of directors of the Buffalo Niagara Partnership and serves as a trustee of the University at Buffalo Foundation, Inc.

PATRICK J. CALLAN is 63 and has been a director since 1988.

Mr. Callan is a principal of The RREEF Funds, pension fund real estate investment advisors and managers. He is a partner of RREEF America Partners and a trustee of BRT Realty Trust. Mr. Callan is a member of M&T Bank's Directors Advisory Council-New York City Division and a member of its Mortgage

Investment Committee. He is also a member of The New York University Real Estate Institute Advisory Board, the MIT Center for Real Estate Advisory Board, the Association for Foreign Investors in U.S. Real Estate and The Real Estate Board of New York, Inc.

R. CARLOS CARBALLADA is 65 and has been a director since 1999.

Mr. Carballada is a director of M&T Bank, and serves as chairman of the M&T Rochester Fund Committee of The M&T Charitable Foundation. He was elected a director of M&T Bank Corporation and M&T Bank upon M&T Bank Corporation's acquisition of FNB Rochester Corp. on June 1, 1999. From 1992 through May 31, 1999, Mr. Carballada served as president and chief executive officer of FNB Rochester Corp. and its bank subsidiary, First National Bank of Rochester. He is a director of Rochester Midland Corporation. Mr. Carballada is the chancellor emeritus of the New York State Board of Regents and is chairman of the Education Committee of the New York State Business Council. He is also a director of the New York Bankers Association, a director of the United Way of Greater Rochester, and a trustee of the Rochester Chamber of Commerce.

MICHAEL J. FALCONE is 64 and has been a director since 1999.

Mr. Falcone is chairman of The Pioneer Companies, a commercial real estate development firm located in Syracuse, New York. He is a director of M&T Bank. Mr. Falcone was elected a director of M&T Bank Corporation and M&T Bank upon M&T Bank Corporation's acquisition of FNB Rochester Corp. on June 1, 1999. He is a member of the board of trustees of Syracuse University and a member of its School of Management Corporate Advisory Council.

RICHARD E. GARMAN is 69, is a member of the Executive Committee and has been a director since 1987.

Mr. Garman is president and chief executive officer of A.B.C. Paving Co., Inc., a general construction contractor, and Buffalo Crushed Stone, Inc., an operator of quarries and asphalt production facilities, both of which are located in Buffalo, New York. He is a director of M&T Bank and a member of its Executive and Trust and Investment Committees. Mr. Garman is a director of Merchants Group, Inc. and of Associated General Contractors — New York State. He is also a director of the Buffalo Niagara Partnership and the Greater Niagara Frontier Council of the Boy Scouts of America.

JAMES V. GLYNN is 65, is a member of the Audit Committee and has been a director since 1994.

Mr. Glynn is president and owner of Maid of the Mist Corporation, a provider of scenic boat tours of Niagara Falls. He is a director of M&T Bank and a member of its Examining Committee. Mr. Glynn is a director of National Fuel Gas Company. He is chairman of the board of trustees of Niagara University. Mr. Glynn also is a director of Artpark & Company and the Buffalo Niagara Partnership.

PATRICK W.E. HODGSON is 59, is a member of the Audit Committee and has been a director since 1987.

Mr. Hodgson is president of Cinnamon Investments Limited, a private investment company with real estate and securities holdings. He is chairman of the board of Todd Shipyards Corporation and he held the additional position of chief executive officer from February 1993 through July 1997. From June 1994 through August 1996, Mr. Hodgson served as chairman of the board of Scotts Hospitality Inc. He is a director and a member of the Examining Committee of M&T Bank, and a director of M&T Capital Corporation. Mr. Hodgson is a director of Todd Shipyards Corporation, First Carolina Investors, Inc., Versacold Corp and Exolon-ESK Company. He is also chairman of the board of T-W Truck Equippers Inc., Buffalo, New York.

SAMUEL T. HUBBARD, JR. is 50 and has been a director since 1994.

Mr. Hubbard has served as president and chief operating officer of the Genesee Corporation since June 1999. He was a private investor from November 1998 to June 1999. Prior to November 1998, Mr. Hubbard was president, chief executive officer and a director of The Alling & Cory Company, a wholesale distributor of fine printing paper and industrial and business products. He is a director of M&T Bank and is a member and the chairman of its Directors Advisory Council-Rochester Division. Mr. Hubbard is a director of the Genesee Corporation and Rochester Gas & Electric Corp. He is also a trustee of the Rochester Institute of Technology.

REGINALD B. NEWMAN, II is 62 and has been a director since 1998.

Mr. Newman is president of NOCO Energy Corp., a distributor of petroleum products. He is a director of M&T Bank. Mr. Newman is also a director of Rand Capital Corp., Dinaire, LLC, Dunn Tire Corp., and Nova American Group, Inc.. He also serves as a trustee and chairman of the University at Buffalo Foundation, Inc., and is a director of the Buffalo Niagara Enterprise.

PETER J. O’DONNELL, JR. is 68 and has been a director since 1998.

Mr. O’Donnell is president and chief executive officer of Pine Tree Management Corporation, a management consulting company based in Clarks Summit, Pennsylvania. He is a director of M&T Bank and a member of M&T Bank’s Directors Advisory Council-Pennsylvania Division.

JORGE G. PEREIRA is 66 and has been a director since 1982. He is vice chairman of the board of M&T Bank Corporation and is the chairman of its Compensation Committee.

Mr. Pereira is a private investor. He is a vice chairman of the board and a director of M&T Bank, and serves as chairman of its Nomination Committee. Mr. Pereira is also the owner of Hofin Anstalt, a private investment company.

ROBERT E. SADLER, JR. is 54 and has been a director since 1999. He is an executive vice president of M&T Bank Corporation.

Mr. Sadler is president and a director of M&T Bank and president, chief executive officer and a director of M&T Bank, N.A. He also is chairman of the board and a director of M&T Mortgage Corporation; chairman of the board, president and a director of M&T Real Estate, Inc.; chairman of the board and a director of M&T Securities, Inc.; chairman of the board and a director of M&T Financial Corporation; and a director and officer of a number of other subsidiaries of M&T Bank. Mr. Sadler serves as a director of Security Mutual Life Insurance Company of New York, is a member of the board of trustees of Canisius College and the Buffalo Sports Enterprises Foundation, Inc., and is a member of the board of managers of the Buffalo Society of Natural Sciences.

JOHN L. VENSEL is 64 and has been a director since 1998.

Mr. Vensel is chairman and chief executive officer of Crucible Materials Corporation, a manufacturer and distributor of specialty steels and stainless pipe and tube. He is a director of M&T Bank. Mr. Vensel is chairman of the board of trustees of Crouse Health and a member of the board of trustees of LeMoyne College, the Metropolitan Development Association, and the Manufacturers Association of Central New York.

HERBERT L. WASHINGTON is 49 and has been a director since 1996.

Mr. Washington is president of H.L.W. Fast Track, Inc., the owner and operator of nineteen McDonald's Restaurants located in Ohio and Pennsylvania. He is also the owner of Syracuse Minority Television, Inc. Mr. Washington is a director of M&T Bank and a member of its Community Reinvestment Act Committee. He is a trustee of the Rochester Institute of Technology and a member of the board of governors of Strong Memorial Hospital.

JOHN L. WEHLE, JR. is 53, is a member of the Executive Committee and has been a director since 1994.

Mr. Wehle is chairman of the board and chief executive officer of the Genesee Corporation, and chairman of the board and chief executive officer of The Genesee Brewing Company, Inc. He held the additional position of president of the Genesee Corporation from March 1982 through June 1999. Mr. Wehle is a director of M&T Bank and a member of its Executive and Trust and Investment Committees. He is chairman of the board of trustees and the chairman of the executive committee of the Genesee Country Museum, and a trustee of the United Neighborhood Center of Greater Rochester Foundation, Inc. Mr. Wehle is also a director of the University of Rochester Medical Center, a member of its executive committee and chairman of its facilities committee, a director of Strong Partners Health System, a director of The Greater Rochester Chamber of Commerce and a member of its executive committee, and a director of the Industrial Management Council and the Trooper Foundation, State of New York, Inc.

CHRISTINE B. WHITMAN is 48 and has been a director since 1999.

Ms. Whitman is chairman of the board, president and chief executive officer of CVC, Inc., a manufacturer of semi-conductor material processing equipment located in Rochester, New York. She is a director of M&T Bank. Ms. Whitman is a director of Frontier Telephone of Rochester. She is also a director of the United Way of Greater Rochester and the Greater Rochester Visitors' Association, vice chair and a director of the Industrial Management Council of Rochester, and a trustee of the Rochester Institute of Technology and the Rochester Chamber of Commerce.

ROBERT G. WILMERS is 65 and has been a director since 1982. He is the president and chief executive officer of M&T Bank Corporation, and is the chairman of its Executive Committee.

Mr. Wilmers is chairman of the board, chief executive officer and a director of M&T Bank, chairman of its Executive Committee and a member of its Trust and Investment Committee; chairman of the board and a director of M&T Bank, N.A.; and a director of M&T Financial Corporation. Prior to the acquisition of ONBANCorp, Inc. in April 1998, he held the additional position of chairman of the board of M&T Bank Corporation since April 1994. Mr. Wilmers served as president of M&T Bank from March 1984 through June 1996. He is also a director of the Buffalo Niagara Partnership and The Business Council of New York State.

The Board of Directors recommends a vote FOR the election of all 22 nominees.

STOCK OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS

Direct and indirect ownership of Common Stock by each of the directors and the executive officers who are named in the Summary Compensation Table (the "Named Executive Officers"), and by the directors and all executive officers as a group is set forth in the table on the following page as of March 1, 2000, together with the percentage of total shares outstanding represented by such ownership. (For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Exchange Act, under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or to direct the voting of the security or the power to dispose or to direct the disposition of the security, or if he or she has the right to acquire the beneficial ownership of the security within 60 days.)

Name of beneficial owner	Number of shares	Percent of class
William F. Allyn	1,095 (1)	(10)
Brent D. Baird	172,364 (2)	2.25%
John H. Benisch	4,120 (1)	(10)
Robert J. Bennett	32,254 (1)(3)(4)	(10)
C. Angela Bontempo	234 (5)	(10)
Robert T. Brady	235	(10)
Patrick J. Callan	6,666 (1)	(10)
R. Carlos Carballada	2,378 (4)	(10)
Michael J. Falcone	3,687	(10)
Richard E. Garman	25,559	(10)
James V. Glynn	1,078	(10)
Roy M. Goodman	22	(10)
Patrick W.E. Hodgson	5,371 (6)	(10)
Samuel T. Hubbard, Jr.	243 (7)	(10)
Russell A. King	2,822	(10)
Reginald B. Newman, II	168 (8)	(10)
Peter J. O’Donnell, Jr.	1,414 (1)	(10)
Jorge G. Pereira	310,049 (9)	4.04%
Robert E. Sadler, Jr.	78,579 (1)(4)	1.02%
John L. Vensel	999 (1)	(10)
Herbert L. Washington	342	(10)
John L. Wehle, Jr.	253	(10)
Christine B. Whitman	12	(10)
Robert G. Wilmers	593,589 (1)(4)(9)	7.61%
Michael P. Pinto	12,737 (1)	(10)
John L. Pett	30,064 (1)(4)	(10)
All directors and executive officers as a group (33 persons)	1,387,039 (1)(4)	17.40%

(1) Includes the following shares subject to options (a) granted under the Stock Option Plan, or (b) granted under an ONBANCorp, Inc. stock option plan, the obligations of which have been assumed by M&T Bank Corporation and converted into options to receive shares of Common Stock, all of which are currently exercisable or are exercisable within 60 days after March 1, 2000: Mr. Allyn — 241 shares; Mr. Benisch — 143 shares; Mr. Bennett — 11,828 shares; Mr. Callan — 590 shares; Mr. O’Donnell — 483 shares; Mr. Sadler — 47,900 shares; Mr. Vensel — 183 shares; Mr. Wilmers — 119,800 shares; Mr. Pinto - 11,400 shares; Mr. Pett — 14,700 shares; all directors and executive officers as a group — 292,957 shares.

(2) Includes 125,000 shares owned by an entity of which Mr. Baird is a director and as to which he shares voting and dispositive power.

(3) Includes 1,061 shares held by trusts for which the director is a trustee and in which the director has a pecuniary interest and investment power.

(4) Includes the following shares through participation in the M&T Bank Corporation Retirement Savings Plan and Trust (“Retirement Savings Plan”): Mr. Bennett — 1,317 shares; Mr. Carballada — 273 shares; Mr. Sadler — 1,769 shares; Mr. Wilmers — 3,525 shares; Mr. Pett — 1,864 shares; all directors and executive officers as a group — 9,105 shares.

(5) Includes 35 shares held by a trust for which the director is a trustee and in which the director has a pecuniary interest and investment power.

(6) Includes 600 shares held by a close relative for which beneficial ownership is disclaimed and 200 shares held by a trust for which the director is a trustee and has investment power, but in which the director has no pecuniary interest. Also includes 4,500 shares of Common Stock owned by a corporation controlled by Mr. Hodgson.

(7) Includes 200 shares held by a trust for which the director is a trustee and in which the director has a pecuniary interest and investment power.

(8) Includes 123 shares held by a close relative for which beneficial ownership is disclaimed.

(9) See footnote (1) to the table set forth under the caption “PRINCIPAL BENEFICIAL OWNERS OF SHARES.”

(10) Less than 1%.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Exchange Act, M&T Bank Corporation’s directors and officers and persons who are the beneficial owners of more than 10% of the Common Stock are required to report their ownership of the Common Stock, options and stock appreciation rights (other than certain cash-only rights) and any changes in that ownership to the SEC and the New York Stock Exchange. Specific due dates for these reports have been established, and M&T Bank Corporation is required to report in this Proxy Statement any failure to file by these dates during 1999. M&T Bank Corporation believes that all of these filing requirements were satisfied by its directors and officers and by the beneficial owners of more than 10% of the Common Stock, except that Messrs. Carballada and Falcone were late in reporting their ownership of shares of Common Stock as of the time they became directors of M&T Bank Corporation. In making the foregoing statements, M&T Bank Corporation has relied on copies of the reporting forms received by it or

on the written representations from certain reporting persons that no forms were required to be filed under the applicable rules of the SEC.

PERFORMANCE GRAPH

The graph which has been omitted from this filing contains a comparison of the cumulative stockholder return on the Common Stock against the cumulative total returns of the KBW 50 Index, compiled by Keefe, Bruyette & Woods, Inc., and the S&P 500 Index, compiled by Standard & Poor’s Corporation, for the five-year period beginning on December 31, 1994 and ending on December 31, 1999. The KBW 50 Index is comprised of fifty American banking companies, including all money-center and most major regional banks.

Comparison of Five-Year Cumulative Return*

[THIS SPACE INTENTIONALLY LEFT BLANK]

Stockholder Value at Year End*

	1994	**1995**	**1996**	**1997**	**1998**	**1999**
M&T Bank Corporation	$100	162	217	353	397	320
KBW 50 Index	100	160	227	331	359	346
S&P 500 Index	100	138	169	226	290	351

* Assumes a $100 investment on December 31, 1994 and reinvestment of all dividends.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation Committee Report on Executive Compensation

A key objective of M&T Bank Corporation is to attract, develop and maintain strong executive officers who are capable of maximizing M&T Bank Corporation's performance for the benefit of its stockholders. In furtherance of this objective, the Compensation Committee has adopted a compensation strategy for executive officers which utilizes reasonable salaries, while placing heavy emphasis on the use of variable incentives such as awards of cash bonuses and grants of stock options in order to reward longer-term contributions to M&T Bank Corporation's success. M&T Bank Corporation periodically compares its compensation levels, practices and financial performance to a select group of commercial banking institutions of similar size, geographic market and business makeup to M&T Bank Corporation. The Compensation Committee considered seventeen commercial banking companies which it believed were reasonably comparable to M&T Bank Corporation's asset size and performance and which were generally located in the northeast or midwest (the "comparative group of banks"). Fifteen of the seventeen commercial banking companies forming the comparative group of banks considered by the Compensation Committee were included in the KBW 50 Index compiled by Keefe, Bruyette & Woods, Inc.

Base salaries of M&T Bank Corporation's executive officers are determined by competitive, market-based pay practices, performance evaluations and expected future contributions. In line with its strategy of emphasizing variable pay, the Compensation Committee generally targets the salaries of M&T Bank Corporation's executive officers at or below the median of the comparative group of banks, while also considering the unique responsibilities and performance of each executive officer. Overall, the Compensation Committee targets the total cash compensation of M&T Bank Corporation's executive officers above the median of the comparative group of banks.

M&T Bank Corporation's executive officers participate in an annual incentive compensation plan ("Annual Incentive Plan"). The Annual Incentive Plan provides for discretionary grants of cash awards to executive officers out of a fund established annually by the Compensation Committee. In establishing this fund, the Compensation Committee considers M&T Bank Corporation's profitability, as well as the number of participants in the Annual Incentive Plan, and may establish a minimum threshold of net operating earnings after taxes below which no fund will be created. At the end of the year, the Compensation Committee may increase the size of the established fund in its discretion by no more than 50% to take into account its subjective assessment of management's contribution to M&T Bank Corporation's profitability. M&T Bank Corporation's net operating earnings after taxes for 1999 exceeded the minimum threshold of profitability which had been previously established by the Compensation Committee, thereby initiating the payment of cash bonuses to its executive officers under the Annual Incentive Plan, but the Compensation Committee did not exercise its discretion to increase the aggregate size of the fund above the predetermined level.

The aggregate amount of the Annual Incentive Plan pool and 1999's awards to M&T Bank Corporation's executive officers thereunder were reviewed and approved by the Compensation Committee. The

Compensation Committee considered, but did not formally weight, a number of quantitative and qualitative performance factors to evaluate the 1999 performance of executive officers and other employees under the Annual Incentive Plan. The performance factors considered were: growth and composition of earnings; achieving business plans; asset quality; market share; and responsiveness to the economic environment. In determining its discretionary evaluation of the Chief Executive Officer's performance, the Compensation Committee considered, but did not formally weight, the following performance factors: M&T Bank Corporation's earnings growth; its asset quality relative to the banking industry as a whole; and market share in key markets and service niches. Another factor which the Compensation Committee considered in determining the Chief Executive Officer's 1999 incentive award was its philosophy of providing the Chief Executive Officer with greater long-term opportunities in the form of stock options and placing a lesser emphasis on base salary and annual cash incentives.

Consistent with its objective of attracting, developing and maintaining strong executive management, M&T Bank Corporation provides potentially significant long-term incentive opportunities to its executive officers through discretionary grants of stock options under the Stock Option Plan, thereby emphasizing the potential creation of long-term stockholder value and more closely aligning the interests of M&T Bank Corporation's executive officers with those of its stockholders. Stock options are considered effective long-term incentives by the Compensation Committee because an executive can profit only if the value of the Common Stock increases. In making these grants, the Compensation Committee considers its subjective assessment of M&T Bank Corporation's past financial performance and future prospects, an executive officer's current level of ownership of the Common Stock, the period during which an executive officer has been in a key position with M&T Bank Corporation, the market value of the Common Stock on the date of grant, individual performance and competitive practices within the comparative group of banks.

In 1999, the Compensation Committee considered, but did not formally weight, the following factors in connection with the number of options granted to each executive officer: the competitive practices within the comparative group of banks; the individual executive officer's position and potential within M&T Bank Corporation; the market value of the Common Stock on the date of grant; and the level of past awards of stock options or stock appreciation rights made to each executive officer. In the determination of the Chief Executive Officer's 1999 stock option award, the Compensation Committee also considered its philosophy of providing him with greater long-term opportunities in the form of stock options and placing a lesser emphasis on base salary and annual cash incentives.

The 1999 performance factors considered by the Compensation Committee in its salary determinations and its annual incentive and stock option awards made to M&T Bank Corporation's executive officers exceeded predetermined objectives or, where no predetermined level had been set, were deemed to be above industry averages or otherwise exceeded the Compensation Committee's expectations. The Compensation Committee believes that the total compensation provided to M&T Bank Corporation's executive officers is competitive and reflects M&T Bank Corporation's performance. Also, the Compensation Committee believes that M&T Bank Corporation's compensation programs have helped to focus M&T Bank Corporation's executive officers on increasing M&T Bank Corporation's performance and stockholder value.

Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) generally denies a deduction to any publicly held corporation for compensation paid to its chief executive officer and its four other highest-paid executive officers to the extent that any such individual’s compensation exceeds $1 million, subject to certain exceptions, including one for “performance-based compensation.” Generally, the Compensation Committee seeks to maximize executive compensation deductions for federal income tax purposes. However, the Compensation Committee believes that there may be circumstances in which the provision of compensation that is not fully deductible may be more consistent with the compensation philosophy and objectives of M&T Bank Corporation. The Compensation Committee believes that, except for Robert J. Bennett, none of M&T Bank Corporation’s executive officers received compensation in 1999 which was nondeductible under Section 162(m) of the Internal Revenue Code.

This report was prepared by the Compensation Committee of the Board of Directors:

Jorge G. Pereira, Chairman
Brent D. Baird
Robert T. Brady

Compensation Committee Interlocks and Insider Participation

Messrs. Pereira, Baird and Brady served as members of the Compensation Committee throughout 1999, and are currently serving as such. Mr. Pereira is vice chairman of M&T Bank Corporation and of M&T Bank, titular posts without day-to-day managerial responsibilities which he has held since April 18, 1984. Mr. Pereira has not received additional compensation for serving in such capacity.

Members of the Compensation Committee and their associates are, as they have been in the past, customers of, and have had transactions with, the banking subsidiaries of M&T Bank Corporation, and additional transactions may be expected to take place in the future between such persons and subsidiaries. Any loans from M&T Bank Corporation’s subsidiary banks to such persons and their associates outstanding at any time since the beginning of 1999 were made in the ordinary course of business of the banks on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features.

Executive Compensation

The table on the following page contains information concerning the compensation received by M&T Bank Corporation’s Chief Executive Officer and the four other most highly compensated executive officers of M&T Bank Corporation in the three fiscal years ended December 31, 1999.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation	
				Awards	
Name and Principal Position	Year	Salary	Bonus	Securities Underlying Options/ SARs	All Other Compen- sation
		($)	($)	(#)	($)(*)
Robert G. Wilmers President and Chief Executive Officer of M&T Bank Corporation; Chairman of the Board and Chief Executive Officer of M&T Bank	1999 1998 1997	400,000 400,000 400,000	475,000 450,000 400,000	8,000 10,000 10,000	13,587 12,718 13,019
Robert J. Bennett Chairman of the Board of M&T Bank Corporation and Vice Chairman of M&T Bank	1999 1998 1997	550,000 397,692 —	475,000 450,000 —	5,600 0 —	1,017,197 2,011,759 —
Robert E. Sadler, Jr. President of M&T Bank; Executive Vice President of M&T Bank Corporation	1999 1998 1997	373,077 347,115 322,115	450,000 425,000 400,000	6,000 7,000 7,000	11,129 9,944 11,489
Michael P. Pinto Executive Vice President and Chief Financial Officer of M&T Bank Corporation and M&T Bank	1999 1998 1997	223,077 204,808 170,731	275,000 225,000 200,000	4,500 5,000 3,000	11,230 13,386 11,069
John L. Pett Executive Vice President and Chief Credit Officer of M&T Bank Corporation and M&T Bank	1999 1998 1997	213,846 200,000 197,115	260,000 235,000 225,000	4,000 4,000 4,000	11,902 12,167 71,549

(*) Includes a $7,200 contribution in 1999 for each of Messrs. Wilmers, Bennett, Sadler, Pinto and Pett by M&T Bank Corporation to the Retirement Savings Plan, a qualified defined contribution plan providing for salary reduction contributions by participants and matching contributions by participating employers, including M&T Bank Corporation. Includes the following 1999 credits by M&T Bank Corporation under the M&T Bank Corporation Supplemental Retirement Savings Plan for the benefit of the Named Executive Officers: Messrs. Wilmers, Bennett and Sadler — $3,412; Mr. Pinto — $2,838; and Mr. Pett — $2,423. Includes the following insurance premiums paid by M&T Bank Corporation in 1999 in respect of term life insurance for the benefit of the Named Executive Officers: Mr. Wilmers — $2,975; Mr. Bennett — $6,585; Mr. Sadler — $517; Mr. Pinto — $1,192; and Mr. Pett — $2,279. Includes a $1,000,000 payment made to Mr. Bennett upon the first anniversary of his employment with M&T Bank Corporation. See “COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS- Employment Agreement.”

Stock Option Grants in 1999

The following table contains information with respect to the grants of stock options under the Stock Option Plan during the fiscal year ended December 31, 1999 to the Named Executive Officers who are covered by the Summary Compensation Table. No stock appreciation rights were granted under the Stock Option Plan in 1999, either as stand-alone grants or in tandem with stock option grants.

Option/SAR Grants in the Last Fiscal Year

	Individual Grants				
Name	Number of Securities Underlying Options /SARs Granted	Percent of Total Options/ SARs Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date	Grant Date Present Value
	(#)(1)(2)	(%)(3)	($/Share)		($)(4)
Robert G. Wilmers	8,000	5.6	495.00	1/19/09	1,058,240
Robert J. Bennett	5,600	3.9	495.00	1/19/09	740,768
Robert E. Sadler, Jr.	6,000	4.2	495.00	1/19/09	793,680
Michael P. Pinto	4,500	3.1	495.00	1/19/09	595,260
John L. Pett	4,000	2.8	495.00	1/19/09	529,120

(1) Title of securities subject to grant: Common Stock.

(2) The stock options are exercisable in installments that provide vesting of 10% of the optioned stock after the first anniversary of the grant, an additional 20% after the second anniversary, 30% more after the third anniversary, and the remaining 40% after the fourth anniversary. All grants to the Named Executive Officers are subject to accelerated vesting upon the occurrence of certain defined change in control events that result in either (a) the termination of a Named Executive Officer's employment for any reason other than cause or (b) the substantial reduction of a Name Executive Officer's title, responsibilities or compensation from those in effect prior to the change in control.

(3) Excludes shares of Common Stock subject to options granted under the Stock Option Plan to directors who are not employees of M&T Bank Corporation. See "Directors' Fees."

(4) M&T Bank Corporation used a binomial option pricing model to determine the grant date present value of stock options granted in 1999 upon the belief that such model is the most reasonable method of estimating the value of stock options granted under the Stock Option Plan. The estimated value per option was $132.28, which was calculated through the use of the following assumptions: an option term, based on historical data since the inception of the Stock Option Plan, of 6.5 years, representing the estimated period between the grant dates of options under the Stock Option Plan and their exercise dates; an interest rate that represents the yield on a zero-coupon U.S. Treasury security with a maturity date corresponding to that of the adjusted option term; volatility calculated using weekly stock prices for the three-year (156-week) period prior to the grant date; and an estimated dividend yield of .81%, calculated using the annualized cash dividend paid on December 31, 1998 and the closing price of the Common Stock on the date the options were granted. M&T Bank Corporation also deducted 10% to reflect an estimate of the probability of forfeiture prior to vesting, based on historical data since the inception of the Stock Option Plan. The actual value an executive may realize will depend upon the excess of the price of the Common Stock over the exercise price on the date the option is exercised. Accordingly, there is no assurance that the value ultimately realized by an executive officer, if any, will approximate the value estimated by the model.

Stock Options and Stock Appreciation Rights Exercised in 1999 and Year-End Values

The table on the following page reflects the number of stock options and stock appreciation rights exercised by the Named Executive Officers in 1999, the total gain realized upon exercise, the number of stock options and stock appreciation rights held at the end of the year, and the realizable gain of the stock options and stock appreciation rights that are "in-the-money." In-the-money stock options and stock appreciation rights are stock options or stock appreciation rights with exercise prices that are below the year-end stock price because the stock value increased since the date of the grant.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

Name	Number of Shares Acquired on Exer-cise	Value Real-ized able	Securities Underlying Unexercised Options/SARs at Fiscal Year-End		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End (2)	
			Exer-cis-able	Un-Exercis-able	Exercis-able	Un-Exercis-able
	(#)	($)	(#)	(#)	($)	($)
Robert G. Wilmers	—	—	115,000	28,000	33,592,875	1,682,750
Robert J. Bennett	4,668	1,874,497	27,100	7,478	5,708,080	324,781
Robert E. Sadler, Jr	2,500	1,148,750	40,600	20,400	10,685,212	1,259,225
Michael P. Pinto	150	46,838	9,950	11,700	2,576,368	382,875
John L. Pett	—	—	11,500	12,000	2,858,537	673,100

(1) Based upon the difference between the closing price of the Common Stock on the New York Stock Exchange on the date or dates of exercise and the exercise price or prices for the stock options or stock appreciation rights.

(2) Based upon the closing price of the Common Stock on the New York Stock Exchange on December 31, 1999 of $414.25 per share.

Pension Plan

The table on the following page sets forth the annual retirement benefits under the regular benefit formula of the M&T Bank Corporation Pension Plan (“Pension Plan”) payable upon retirement to persons within specified levels of remuneration and years of service classifications assuming attainment of age 65 during 2000.

Pension Plan Table (1) (2) (3)

	Years of Service				
Remuneration	**10**	**15**	**20**	**25**	**30**
$150,000	23,745	35,618	47,490	59,363	71,235
250,000	40,745	61,118	81,490	101,863	122,235
350,000	57,745	86,618	115,490	144,363	173,235
450,000	74,745	112,118	149,490	186,863	224,235
550,000	91,745	137,618	183,490	229,363	275,235
650,000	108,745	163,118	217,490	271,863	326,235

(1) The table assumes a straight-life annuity form of payment. The retirement benefits provided under the regular benefit formula of the Pension Plan, as depicted in the table, are not subject to any reduction for Social Security or other offset amounts.

(2) The amounts in the table have not been restricted to those within the maximum annual retirement benefit which is currently permissible under the Internal Revenue Code. That limit (the “IRS Benefit Limit”) is $135,000 for 2000. Also, in calculating a participant’s benefit, annual compensation in excess of a limit set annually by the Secretary of the Treasury may not be considered. That limit (the “IRS Compensation Limit”) is $170,000 for 2000.

(3) The amounts shown in the “Remuneration” column of the table are intended to approximate the average of an employee’s highest base annual salary paid during any five consecutive calendar year period in the ten calendar years preceding the employee’s retirement. The average annual amount over the five-year period is called “Covered Compensation.”

As of December 31, 1999, Covered Compensation taken into account under the Pension Plan for each of the Named Executive Officers was as follows: Mr. Wilmers — $398,830; Mr. Bennett — $543,175; Mr. Sadler — $368,238; Mr. Pinto - $222,328; and Mr. Pett — $206,446. For purposes of the Pension Plan, such executive officers had the following years of service at year end 1999: Mr. Wilmers — 16 years; Mr. Bennett — 2 years; Mr. Sadler — 15 years; Mr. Pinto - 14 years; and Mr. Pett — 21 years.

In addition to the annual retirement benefit accrued under the regular benefit formula of the Pension Plan, Mr. Bennett is also entitled to receive from the Pension Plan a $36,773 annual retirement benefit he accrued under the retirement plan of ONBANCorp, Inc. as of March 31, 1998, payable upon retirement at age 65. The ONBANCorp, Inc. retirement plan was a qualified defined benefit plan that merged into the Pension Plan upon M&T Bank Corporation’s acquisition of ONBANCorp, Inc. The amount to be received by Mr. Bennett has been restricted to the IRS Compensation Limit, but not the IRS Benefit Limit, and includes a reduction for a Social Security offset.

Supplemental Benefit Plans

In addition to retirement benefits under the Pension Plan, M&T Bank has agreed to pay a supplemental retirement benefit to Mr. Bennett in an amount equal to the difference between his benefit under the Pension Plan providing him with credit for an additional 13 years of service, and the amount, if any, payable to him from such plan. The supplemental retirement benefits to be paid to Mr. Bennett will be paid from an irrevocable “rabbi trust” previously established by ONBANCorp, Inc. which was funded upon the acquisition of ONBANCorp, Inc. by M&T Bank Corporation. The supplemental benefit to be paid to Mr. Bennett is not dependent upon his entitlement to retirement benefits under the Pension Plan; however, the supplemental benefit to be paid to him is reduced by payments which he will receive from the retirement plan of his previous employer. Based on current actuarial assumptions associated with his participation in the Pension Plan, $165,347 would be payable to Mr. Bennett annually as supplemental retirement benefits commencing at age 65. An actuarially reduced amount would be payable to him if he elects early retirement.

In addition to retirement benefits under the Pension Plan, M&T Bank has agreed, on an unfunded basis, to pay a supplemental retirement benefit to Mr. Sadler in an amount equal to the difference between 55% of his average annual compensation, as defined in the Pension Plan, but without regard to the IRS Benefit and Compensation Limits, and the amount, if any, payable to him from such plan. The supplemental retirement benefit to be paid to Mr. Sadler is not dependent upon his entitlement to retirement benefits under the Pension Plan; however, the supplemental benefit to be paid to him is reduced by payments which he will receive from the retirement plan of his previous employer. Based on current actuarial assumptions associated with his participation in the Pension Plan, $130,161 would be payable to Mr. Sadler annually as supplemental retirement benefits commencing at age 65. An actuarially reduced amount would be payable to him if he elects early retirement.

The M&T Bank Corporation Supplemental Pension Plan (the “Supplemental Pension Plan”) provides for the payment of supplemental retirement benefits based on a maximum compensation level of $235,840 to select management and highly compensated employees of certain of M&T Bank Corporation’s affiliates whose benefits payable under the Pension Plan are limited by the IRS Compensation Limit. The supplemental benefits are dependent upon a participant’s entitlement to benefits under the Pension Plan. A participant’s supplemental benefit is equal to the excess of (a) the payment he would have received under the Pension Plan had compensation under that plan been capped at $235,840 rather than at the IRS Compensation Limit, over (b) the payment actually received under the Pension Plan. Each of the Named Executive Officers is eligible to participate in the Supplemental Pension Plan and, in accordance with the terms of the Supplemental Pension Plan, M&T Bank has agreed, on an unfunded basis, to pay retirement benefits under the Supplemental Pension Plan to each of them. With respect to Messrs. Bennett and Sadler, the supplemental benefit under the Supplemental Pension Plan is reduced by the supplemental retirement benefit which M&T Bank has agreed to pay to them in accordance with the two preceding paragraphs. Based on current actuarial assumptions associated with participation in the Pension Plan, Messrs. Wilmers, Pinto and Pett would receive the following amounts payable to them annually if they retired at age 65: Mr. Wilmers — $7,420; Messrs. Pinto and Pett — $33,578. An actuarially reduced amount would be payable if the participant elected early retirement. Based on current actuarial assumptions associated with their

participation in the Pension Plan, Messrs. Bennett and Sadler would receive no benefits under the Supplemental Pension Plan.

Employment Agreement

In connection with the execution of the merger agreement with ONBANCorp, Inc., M&T Bank Corporation entered into an employment agreement with Mr. Bennett which provides for his employment commencing on April 1, 1998 and terminating on July 1, 2001. During that time, Mr. Bennett will serve as chairman of the board of M&T Bank Corporation and as a vice chairman of M&T Bank. Pursuant to the terms of his employment agreement, Mr. Bennett received a cash payment of $1,000,000 on April 1, 1999, he will be paid an annual base salary of not less than $550,000 and annual bonuses at least equal to those of the most highly compensated executive officer of M&T Bank Corporation, and he is eligible to receive equity- and non-equity-based bonuses and awards at least equal to 70 percent of the amount of such awards made to the most highly compensated executive officer of M&T Bank Corporation.

If Mr. Bennett's employment is terminated either by M&T Bank Corporation or Mr. Bennett prior to July 1, 2001, then under certain circumstances he will be entitled to receive (1) the total amount of the annual base salary and annual bonuses that would have been paid to him through July 1, 2001, (2) a payment equal to the value of an additional three years of service under the Retirement Savings Plan and the Pension Plan, (3) a continuation of employee welfare benefits for up to three years, and (4) outplacement consulting services upon Mr. Bennett's request.

Directors' Fees

M&T Bank Corporation. Directors of M&T Bank Corporation who are not also salaried officers of M&T Bank Corporation or its subsidiaries receive an annual retainer of $10,000 plus $750 for each meeting of the Board of Directors attended. Such directors who are members of a committee of the Board of Directors of M&T Bank Corporation receive $500 for each committee meeting attended. If a director's domicile is more than 100 miles from the location of a board or committee meeting, such director receives an additional $375 for attending the board meeting and an additional $250 for attending the committee meeting. All directors of M&T Bank Corporation are entitled to reimbursement for travel expenses incidental to their attendance at meetings.

The Board of Directors has established a limitation on total compensation of $40,000 per year for services as a director or advisory director of M&T Bank Corporation and its subsidiaries. Pursuant to the terms of the M&T Bank Corporation Directors' Stock Plan, one-half of a director's annual compensation for services as a director or advisory director of M&T Bank Corporation and its subsidiaries is paid in the form of Common Stock. The number of shares of Common Stock to be paid is determined by dividing the amount of such compensation payable in shares of Common Stock by the closing price of a share of Common Stock on the New York Stock Exchange on the date immediately preceding the day the compensation is payable.

In connection with its acquisition of East New York, M&T Bank Corporation agreed to grant to persons who became directors and advisory directors of M&T Bank Corporation and its subsidiaries upon M&T Bank Corporation's acquisition of East New York and certain other officers of East New York, on an annual basis, nonstatutory stock options to purchase shares of the Common Stock having an aggregate fair market value on the date of grant, in the case of an officer, equal to his then basic annual compensation and, in the case of a non-officer director, equal to the aggregate amount of his then annual retainer and his board and committee meeting fees in the last full calendar year preceding the date of grant. During 1999, Messrs. Benisch and Callan each were granted options covering 80 shares, each with an exercise price of $495.00 per share. As a result of the merger of East New York with M&T Bank in May 1997, M&T Bank Corporation has also agreed, subject to its fiduciary duties, to cause each East New York director to become a member of the Directors Advisory Council of the New York City Division of M&T Bank until the earlier of such director's 75th birthday or resignation and to cause M&T Bank to hold the requisite number of meetings and to appoint such advisory director to the requisite number of committees so that the advisory director would receive compensation equivalent to the compensation received as a director of East New York. Messrs. Benisch and Callan each serve as members of the Directors Advisory Council of the New York City Division of M&T Bank under such agreement and receive an annual retainer of $18,000, a fee of $750 for each Council meeting attended, a fee of $500 for each Community Reinvestment Act Committee meeting attended and a fee of $1,000 for each Mortgage Investment Committee meeting attended. If a director's domicile is more than 100 miles from the location of a council or committee meeting, such fees are increased by 50 percent.

M&T Bank. Directors of M&T Bank Corporation who also serve as directors of M&T Bank or its subsidiaries, if not salaried officers of M&T Bank Corporation or its subsidiaries, receive attendance fees for each board, council or committee meeting attended. Such attendance fees are identical to the schedule of fees paid to directors of M&T Bank Corporation for board and committee meetings attended. In addition, Mr. Baird, as a member of the Directors Advisory Council of the New York City Division of M&T Bank, receives an annual retainer of $10,000 and a fee of $1,125 for each such meeting attended; Mr. Hubbard, as the chairman of the Directors Advisory Council of the Rochester Division of M&T Bank, receives a fee of $750 for each such meeting attended by him; and Mr. O'Donnell, as a member of the Directors Advisory Council of the Pennsylvania Division of M&T Bank, receives an annual retainer of $6,000 and a fee of $600 for each such meeting attended by him. All such directors of M&T Bank and its subsidiaries are entitled to reimbursement for travel expenses incidental to their attendance at meetings.

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

Directors and executive officers of M&T Bank Corporation and their associates are, as they have been in the past, customers of, and have had transactions with, the banking subsidiaries of M&T Bank Corporation, and additional transactions may be expected to take place in the future between such persons and subsidiaries. Any loans from M&T Bank Corporation's subsidiary banks to such persons and their associates outstanding at any time since the beginning of 1999 were made in the ordinary course of business of the banks on substantially the same terms, including interest rates and collateral, as those prevailing at the time for

comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features.

BOARD OF DIRECTORS, COMMITTEES OF THE BOARD AND ATTENDANCE

The Board of Directors held four meetings during 1999. Each of the directors attended at least 75% of the total number of meetings of the Board of Directors and of the committees on which the director served, except for Messrs. Brady and Wehle.

The Executive Committee of the Board of Directors is empowered to act in the board's stead when the Board of Directors is not in session, during which time the Executive Committee possesses all of the board's powers in the management of the business and affairs of M&T Bank Corporation except as otherwise limited by law. The Executive Committee met once during 1999. Messrs. Wilmers (Chairman), Baird, Bennett, Garman and Wehle comprise the current membership of the Executive Committee.

The Audit Committee met four times during 1999 with representatives of M&T Bank Corporation's independent accountants. In addition to recommending the selection of the independent accountants each year, the Audit Committee serves as the examining committee for M&T Bank, N.A. and reviews the activities of the examining committee of M&T Bank, the audit plan and scope of work of the independent accountants, the results of the annual audit and the limited reviews of quarterly financial information, the recommendations of the independent accountants with respect to internal controls and accounting procedures, and any other matters it deems appropriate. Ms. Bontempo (Chairman), and Messrs. Allyn, Glynn and Hodgson are the current members of the Audit Committee.

The Compensation Committee is responsible for administering the Stock Option Plan, including the making of grants thereunder, for administering the Annual Incentive Plan, the M&T Bank Corporation Directors' Stock Plan and, in addition, for making such determinations and recommendations as the Compensation Committee deems necessary or appropriate regarding the remuneration and benefits of employees of M&T Bank Corporation and its subsidiaries. The Compensation Committee met twice during 1999. Messrs. Pereira (Chairman), Baird and Brady currently serve as the members of the Compensation Committee.

M&T Bank Corporation does not have a standing committee of its Board of Directors on nominations, or any other committee performing similar functions.

OTHER MATTERS

The Board of Directors of M&T Bank Corporation is not aware that any matters not referred to in the form of proxy will be presented for action at the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy to vote the shares represented thereby in accordance with their best judgment.

INDEPENDENT PUBLIC ACCOUNTANTS

On the recommendation of the Audit Committee of the Board of Directors, the firm of PricewaterhouseCoopers LLP, certified public accountants, has been selected as M&T Bank Corporation's principal independent public accountants for the year 2000, a capacity in which it has served since 1984. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting. The representatives may, if they wish, make a statement and, it is expected, will be available to respond to appropriate questions.

SOLICITATION COSTS

The cost of soliciting proxies in the accompanying form will be borne by M&T Bank Corporation. The solicitation is being made by mail, and may also be made by telephone or in person using the services of a number of regular employees of M&T Bank Corporation and its subsidiary banks at nominal cost. Banks, brokerage firms and other custodians, nominees and fiduciaries will be reimbursed by M&T Bank Corporation for expenses incurred in sending proxy material to beneficial owners of the Common Stock.

STOCKHOLDER PROPOSALS

Under M&T Bank Corporation's Bylaws, no business may be brought before an annual meeting of stockholders unless it is specified in the notice of the meeting or is otherwise brought before the meeting by the Board of Directors or by a stockholder entitled to vote who has delivered notice to M&T Bank Corporation (containing information specified in the Bylaws) not less than 120 days prior to the anniversary of the preceding year's annual meeting of stockholders. These requirements are separate from and in addition to the SEC's requirements that a stockholder must meet in order to have a stockholder proposal included in M&T Bank Corporation's proxy statement.

A stockholder wishing to submit a proposal for consideration at the 2001 Annual Meeting of Stockholders, either under SEC Rule 14a-8 or otherwise, should do so no later than November 8, 2000.

/s/ MARIE KING
MARIE KING
Corporate Secretary

March 10, 2000

PROXY

M&T BANK CORPORATION

ANNUAL MEETING OF STOCKHOLDERS - APRIL 18, 2000 AT 11:00 A.M.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Robert D. Glidden, Jr., Joseph C. Johnson and Peter G. Taylor as Proxies and authorizes said Proxies, or any one of them, to represent and to vote all of the shares of common stock of M&T Bank Corporation which the undersigned may be entitled to vote at the Annual Meeting of Stockholders to be held on April 18, 2000 and any adjournments thereof (i) as designated on the item set forth on the reverse side and (ii) at the discretion of said Proxies, or any one of them, on such other matters as may properly come before the meeting.

(MARK, SIGN AND DATE ON REVERSE SIDE)

SEE REVERSE SIDE

[X] Please mark vote as in this example

1. ELECTION OF DIRECTORS

Nominees: (01) William F. Allyn, (02) Brent D. Baird, (03) John H. Benisch, (04) Robert J. Bennett, (05) C. Angela Bontempo, (06) Robert T. Brady, (07) Patrick J. Callan, (08) R. Carlos Carballada, (09) Michael J. Falcone, (10) Richard E. Garman, (11) James V. Glynn, (12) Patrick W.E. Hodgson, (13) Samuel T. Hubbard, Jr., (14) Reginald B. Newman, II, (15) Peter J. O'Donnell, Jr., (16) Jorge G. Pereira, (17) Robert E. Sadler, Jr., (18) John L. Vensel, (19) Herbert L. Washington, (20) John L. Wehle, Jr., (21) Christine Whitman, and (22) Robert G. Wilmers

[ ] FOR ALL NOMINEES [ ] WITHHELD FROM ALL NOMINEES

For all nominees except as notd below:
[ ]

Signature:______________________________ Date:______________

IF PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS SPECIFIED OR, IF NOT SPECIFIED, WILL BE VOTED FOR ALL NOMINEES. A VOTE FOR ALL NOMINEES IS RECOMMENDED.

Mark here for address change and note change at left [ ]

Mark here if you plan to attend the meeting [ ]

Mark here to discontinue duplicate annual and quarterly reports [ ]

Please mark, date and sign below exactly as name appears hereon and return this proxy in the envelope provided. Persons signing as executors, administrators, trustees, etc. should so indicate. If a joint account, all should sign.

Signature:______________________________ Date:______________

INSTRUCTIONS FOR VOTING YOUR PROXY

Stockholders of record have two alternative ways of voting their proxies:

1. By Mail (traditional method); or

2. By Telephone (using a Touch-Tone Phone).

Your telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Please note all votes cast via the telephone must be cast prior to 3:00 p.m. E.S.T., April 17, 2000.

It's fast, convenient, and immediate!
Call Toll-Free on a Touch-Tone Phone
1-877-PRX-VOTE (1-877-779-8683)

Follow these four easy steps:

1. Read the accompanying Proxy Statement and Proxy Card.

2. Call the toll-free number 1-877-PRX-VOTE (1-877-779-8683).

3. Enter your 14-digit Control Number located on your Proxy Card above your name.

4. Follow the recorded instructions.

Your vote is important!
Call 1-877-PRX-VOTE anytime!

IT IS NOT NECESSARY TO RETURN YOUR PROXY CARD IF YOU ARE VOTING BY TELEPHONE

PLEASE NOTE THAT THE LAST VOTE RECEIVED, WHETHER BY TELEPHONE OR BY MAIL, WILL BE THE VOTE COUNTED.